Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545

James J. Masetti

tel 650.233.4754

jim.masetti@pillsburylaw.com

March 12, 2010

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20249

Attention:    Barbara C. Jacobs

Assistant Director

Re:   Meru Networks, Inc.

Registration Statement on Form S-1

File No. 333-163859

Dear Ms. Jacobs:

Meru Networks, Inc. (the “Registrant”) hereby transmits for filing Amendment No. 4 to the Registration Statement. The Registrant provides the following additional information in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter previously delivered to the Registrant on February 16, 2010. Set forth below are the Registrant’s responses to the Staff’s prior comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the prior letter from the Staff.

14. Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of SFAS No. 123R, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Response: The Registrant has revised its disclosure on page 51 to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price (the midpoint of the estimated offering price range) and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.

March 12, 2010

17. When you determine your estimated IPO price, discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions, as well as the weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Response: The Registrant has added disclosure on page 51 to discuss the difference between its estimated IPO price (the midpoint of the estimated offering price range) and its most recent valuation date.

30. Once the selling stockholders are identified, please ensure that your filing describes the material transactions and relationships between Meru Networks and each of the selling shareholders during the past three years. See Item 507 of Regulation S-K. The transactions whereby the shares to be resold, or the securities overlying the shares to be resold, were issued should be described in materially complete terms. Please ensure that you disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions, and the amount of securities received by them.

Response: The Registrant has revised the disclosure on page 99 in response to the Staff’s comment. The Registrant advises the Staff that is has disclosed in the Registration Statement all material transactions and relationships between the Registrant and each of the selling shareholders during the past three years.

Additional Information

The Registrant submits for the Staff’s consideration the following additional information in respect of its stock-based compensation expense and the difference between the exercise prices of its recent option grants and the currently estimated IPO price.

The Registrant granted options with exercise prices of $9.10 per share in January and February of 2010. On February 10, 2010, the Registrant performed a contemporaneous valuation to assist the Registrant’s board of directors in determining the fair value of its common stock. Based on this valuation, the board of directors determined at the time that the fair value of the Registrant’s common stock remained $9.10. This valuation was a refresh of the valuation delivered to the board of directors in December 2009 and did not include a full reassessment of the income approach due to the short period of time since the December 31, 2009 contemporaneous valuation. On March 11, 2010, the Registrant’s board of directors determined that the estimated IPO price range of $13.00 to $15.00 per share provided to the Registrant by its lead underwriter was a reasonable estimate of the fair value of the Registrant’s common stock on such date.

There were several events and trends that support an increase in the fair value of the Registrant’s common stock between January 1, 2010 and March 11, 2010. Although there was no single operating event that contributed to a growth in the Registrant’s business, the Registrant’s operations and financial performance continued to improve during this period. In addition, the condition of the financial markets and the value of the Registrant’s comparable companies, including its most direct comparable company within its industry, significantly improved. However, this improvement in the value of the Registrant’s comparable companies began in mid-February, resulting in a significant appreciation in the value of comparable companies. The Registrant submits the following market information which is illustrative of the appreciation in value of the stock of the Registrant’s closest comparable company, the comparable group and the NASDAQ:

Relative Stock Performance:

Date	Closest Comparable	Comparable Group	NASDAQ
12/31/09 – 2/10/10	0.0%	(5.7%)	(5.3%)
2/10/10 – 3/11/10	24.7%	20.5%	10.3%
12/31/09 – 3/11/10	24.7%	13.6%	4.4%

In addition, the Registrant notes that in its contemporaneous valuation performed on February 10, 2010 it continued to apply a non-marketability discount of 10% to the determination of its fair value of its common stock. The estimated IPO price range communicated on March 11, 2010 to the Registrant by its lead underwriter did not include a discount for lack of marketability. The Registrant further notes that its valuation methodologies applied in January and February, which were consistent with past practice, applied the comparable transactions approach and the income approach, both of which were not used by the lead underwriter in determining the estimated IPO offering price range. The market comparable approach was the sole approach in determining the estimated IPO price range on March 11, 2010.

As a result of the above factors, the Registrant respectfully submits that an increase of $4.90, or 54%, which represents the increase in the fair value of the Registrant’s common stock from January 11, 2010 (the first date of grants in 2010) to March 11, 2010 (the date of the determination of the estimated IPO price range), can be supported. However, with the benefit of hindsight and a review of the sharp increase in the determination of the value of the Registrant’s common stock from January 2010 to March 11, 2010, the Registrant has reassessed on a retrospective basis the fair value of its common stock and determined it should have been higher than the fair value originally determined for purposes of pricing the Registrant’s stock options.

The Registrant does not believe that there was a single event that resulted in the increase in common stock value in 2010. Accordingly, it has calculated an increase in the value of its common stock from the period beginning on January 1, 2010 to March 11, 2010 applying a straight-line method to retrospectively increase the fair value of its common stock during such period for purposes of calculating its stock-based compensation expense. As a result of the retrospective increase in fair value noted below, the Registrant expects to recognize an increase of $1,083 million in the grant date fair value for all options granted to date in 2010 over a four-year period, and an $0.7 million in stock-based compensation expense for all options granted to date in 2010 during the year ending December 31, 2010.

Grant Date	Number of Options Granted	Exercise Price	Original Fair Value Per Share	Revised Fair Value Per Share	Original Aggregate Fair Value	Revised Aggregate Fair Value	Increased Aggregate Fair Value
1/11/10	162,945	$9.10	$9.10	$9.75	$859,000	$933,000	$74,000
2/11/10	12,860	$9.10	$9.10	$11.44	$70,000	$94,000	$24,000
2/22/10	409,135	$9.10	$9.10	$12.09	$2,214,000	$3,199,000	$985,000
2/26/10	28,653	$9.10	$9.10	$12.22	(1)	(1)	N/A
(1)	The total amount of expense associated with this non-employee grant is not determinable on the date of grant as it is subject to periodic remeasurement.

The Registrant has revised its disclosure in the Registration Statement to reflect a summary of the above discussion and the revised stock-based compensation expense amounts.

* * *

The Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

March 12, 2010

We would be pleased to answer your questions or provide you with any additional information. Please contact the undersigned at (650) 233-4754. You may also direct any further comments via facsimile at (650) 233-4545.

Very truly yours,

/s/ James J. Masetti

cc:	Meru Networks, Inc.
Ihab Abu-Hakima

Wilson Sonsini Goodrich & Rosati, Professional Corporation
Jeffrey D. Saper, Esq.
Rezwan D. Pavri, Esq.

Pillsbury Winthrop Shaw Pittman, LLP
Stanley F. Pierson, Esq
Heidi E. Mayon, Esq.